EXHIBIT 12

CAPSTEAD MORTGAGE CORPORATION

COMPUTATION OF RATIO OF INCOME FROM CONTINUING OPERATIONS (BEFORE

FIXED CHARGES) TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In thousands, except ratios)

(Unaudited)

Computation of ratio of income from continuing operations (before fixed charges) to combined fixed charges and preferred stock dividends:

	Six Months Ended June 30, 2010
		Year Ended December 31,
		2009	2008	2007	2006	2005
Fixed charges	$28,888	$128,830	$258,453	$275,648	$235,521	$106,909
Preferred stock dividends	10,117	20,239	20,251	20,256	20,256	20,256

Combined fixed charges and preferred stock dividends	$39,005	$149,069	$278,704	$295,904	$255,777	$127,165

Fixed charges	$28,888	$128,830	$258,453	$275,648	$235,521	$106,909
Income from continuing operations	70,196	129,263	125,923	24,713	3,843	17,195

	$99,084	$258,093	$384,376	$300,361	$239,364	$124,104

Ratio of income from continuing operations (before fixed charges) to combined fixed charges and preferred stock dividends	2.54:1	1.73:1	1.38:1	1.02:1

Deficiency of income from continuing operations (before fixed charges) to combined fixed charges and preferred stock dividends					$16,413	$3,061